Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

By Electronic Mail

May 25, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 18, 2022, The Nasdaq Stock Market (the "Exchange") received from Millicom International Cellular S.A. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Rights to purchase common shares (including common shares represented by

Swedish Depository Receipts ("SDRs")), par value $1.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi